Description of Quidel Corporation’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934

The following description of the material terms of the shares of Quidel Corporation registered under the Section 12 of the Securities Exchange Act of 1934, as amended, is only a summary and is subject to, and qualified in its entirety by reference to, the more complete descriptions of such shares in the following documents:  (a) Quidel Corporation’s Restated Certificate of Incorporation, as amended, which we refer to as our certificate of incorporation, and (b) Quidel Corporation’s Amended and Restated Bylaws, which we refer to as our bylaws, copies of which are exhibits to this Annual Report on Form 10-K. Please note that references to “we,” “our” and “us” refer only to Quidel Corporation.
Our authorized capital stock consists of 97,500,000 common shares par value $0.001, and 5,000,000 preferred shares, par value $0.001. The common shares are divided into two classes, consisting of 95,000,000 voting shares of common stock and 2,500,000 shares of nonvoting Class A common stock. Our certificate of incorporation, as amended to date, does not authorize any other classes of capital stock.
Common Shares
Voting. Except as otherwise required by law (and subject to the rights of any other outstanding capital stock under our certificate of incorporation), each outstanding share of common stock is entitled to vote on each matter on which our stockholders are entitled to vote, and each holder thereof shall be entitled to one vote for each share of common stock held by such holder. Except for limited circumstances set forth in our certificate of incorporation or as otherwise required by law, holders of Class A common stock are not entitled to vote on any matter on which our stockholders are entitled to vote, and such shares shall not be included in determining the number of shares voting or entitled to vote on any such matter. Holders of common shares do not have cumulative voting rights.
Dividends. Our Board of Directors may cause dividends to be paid to holders of our common shares out of funds legally available for the payment of dividends.
Other Rights. Holders of our common stock do not have any preemptive, subscription or conversion rights under our certificate of incorporation. Holders of any Class A common stock have certain rights to convert such shares into shares of our common stock.
Our common stock is listed on The NASDAQ Global Select Market under the ticker symbol “QDEL.” American Stock Transfer & Trust Company is the Transfer Agent and Registrar for our common stock.
Preferred Shares
Our board of directors is authorized to issue from time to time, without further vote or action by the stockholders, up to an aggregate of 5,000,000 preferred shares in one or more series. Our Board of Directors is authorized, within the limitations and restrictions stated in our certificate of incorporation, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed on any wholly unissued series of preferred shares, and the number of shares constituting such series and the designation thereof. Our Board of Directors designated 50,000 preferred shares as Series C Junior Participating Preferred Stock.
We believe that the ability to issue preferred shares without the expense and delay of a special stockholders’ meeting will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The board of directors could issue preferred shares having voting, dividend and liquidation rights superior to those of the common shares, which could adversely affect the voting power of the holders of common shares, including the loss of voting control to others, and delay, defer or prevent a change in control of us without further action by the stockholders. This could discourage an acquisition attempt or other transaction which stockholders might believe to be in their best interests or in which they might receive a premium for their stock over the then market price of the stock.
If the board were to issue a new series of preferred shares, the issuance of such shares could:

•	decrease the amount of earnings and assets available for distribution to existing common stockholders;

•	make removal of the present management more difficult;

•	result in restrictions upon the payment of dividends and other distributions to the existing common stockholders;

•	delay or prevent a change in control of our company; and

•	limit the price that investors are willing to pay in the future for our existing common stock.
Governing Documents
Our bylaws provide that special meetings of the stockholders may only be called by stockholders of record, as of the record date fixed as provided therein, holding in the aggregate not less than 50% of the voting power of our issued and outstanding capital stock. In addition, our bylaws establish an advance written notice procedure for stockholders seeking to nominate candidates for election to our Board of Directors or to propose matters to be acted upon at stockholders’ meetings. As a result, these provisions of our bylaws may delay stockholder actions with respect to business combinations or a change in management and may make it more difficult for third parties to acquire control of us.